STATEMENT OF INVESTMENTS
Dreyfus Stock Index Fund
September 30, 2007 (Unaudited)

Common Stocks--98.7%	Shares	Value ($)
Consumer Discretionary--9.1%		
Abercrombie & Fitch, Cl. A	22,200	1,791,540
Amazon.com	78,300 a	7,293,645
Apollo Group, Cl. A	36,450 a	2,192,468
AutoNation	38,800 a	687,536
AutoZone	11,700 a	1,358,838
Bed Bath & Beyond	69,500 a,b	2,371,340
Best Buy	102,025 b	4,695,190
Big Lots	26,100 a,b	778,824
Black & Decker	16,800 b	1,399,440
Brunswick	22,800	521,208
Carnival	111,824	5,415,636
CBS, Cl. B	175,493	5,528,029
Centex	30,700 b	815,699
Circuit City Stores	43,200 b	341,712
Clear Channel Communications	127,547	4,775,360
Coach	95,600 a	4,519,012
Comcast, Cl. A	791,787 a	19,145,410
D.R. Horton	70,000 b	896,700
Darden Restaurants	36,250	1,517,425
Dillard's, Cl. A	15,600 b	340,548
DIRECTV Group	194,600 a	4,724,888
Dow Jones & Co.	16,700	996,990
E.W. Scripps, Cl. A	23,000 b	966,000
Eastman Kodak	73,500 b	1,966,860
Family Dollar Stores	37,250 b	989,360
Ford Motor	537,850 a,b	4,566,346
Fortune Brands	39,250 b	3,198,482
Gannett	59,688	2,608,366
Gap	126,751	2,337,288
General Motors	144,948 b	5,319,592
Genuine Parts	43,550 b	2,177,500
Goodyear Tire & Rubber	54,100 a,b	1,645,181
H & R Block	83,200 b	1,762,176
Harley-Davidson	64,400 b	2,975,924
Harman International Industries	16,700	1,444,884
Harrah's Entertainment	47,950	4,168,293
Hasbro	40,950 b	1,141,686
Hilton Hotels	100,050	4,651,324
Home Depot	432,544	14,031,727
IAC/InterActiveCorp	48,900 a	1,450,863
International Game Technology	86,000	3,706,600
Interpublic Group of Cos.	120,793 a,b	1,253,831
J.C. Penney	56,800	3,599,416
Johnson Controls	50,700 b	5,988,177
Jones Apparel Group	23,900 b	505,007
KB Home	19,700 b	493,682
Kohl's	81,423 a	4,667,981
Leggett & Platt	44,800	858,368
Lennar, Cl. A	35,700 b	808,605
Limited Brands	81,700 b	1,870,113
Liz Claiborne	26,200 b	899,446
Lowe's Cos.	378,820 b	10,614,536
Macy's	111,108	3,591,011
Marriott International, Cl. A	81,900	3,560,193
Mattel	101,095	2,371,689

McDonald's	305,355	16,632,687
McGraw-Hill Cos.	86,800	4,418,988
Meredith	9,900	567,270
New York Times, Cl. A	36,900 b	729,144
Newell Rubbermaid	70,778	2,039,822
News, Cl. A	593,100	13,042,269
NIKE, Cl. B	99,000 b	5,807,340
Nordstrom	50,700	2,377,323
Office Depot	69,900 a	1,441,338
OfficeMax	19,300	661,411
Omnicom Group	84,060	4,042,445
Polo Ralph Lauren	15,300	1,189,575
Pulte Homes	54,400 b	740,384
RadioShack	35,300 b	729,298
Sears Holdings	19,388 a,b	2,466,154
Sherwin-Williams	27,800 b	1,826,738
Snap-On	14,800 b	733,192
Stanley Works	21,000	1,178,730
Staples	182,925	3,931,058
Starbucks	190,900 a	5,001,580
Starwood Hotels & Resorts		
Worldwide	53,800	3,268,350
Target	216,842	13,784,646
Tiffany & Co.	35,000 b	1,832,250
Time Warner	955,368	17,540,556
TJX Cos.	113,950 b	3,312,526
Tribune	19,678 b	537,603
VF	22,800	1,841,100
Viacom, Cl. B	175,893 a	6,854,550
Walt Disney	497,209	17,099,018
Wendy's International	22,400	781,984
Whirlpool	19,932 b	1,775,941
Wyndham Worldwide	45,760	1,499,098
Yum! Brands	133,200	4,506,156
		318,488,469
Consumer Staples--9.4%		
Altria Group	539,343	37,500,519
Anheuser-Busch Cos.	192,050	9,600,580
Archer-Daniels-Midland	164,905	5,455,057
Avon Products	110,800	4,158,324
Brown-Forman, Cl. B	22,200	1,663,002
Campbell Soup	57,549	2,129,313
Clorox	35,450	2,162,095
Coca-Cola	509,742	29,294,873
Coca-Cola Enterprises	73,000	1,768,060
Colgate-Palmolive	130,650	9,317,958
ConAgra Foods	125,450	3,278,008
Constellation Brands, Cl. A	49,700 a	1,203,237
Costco Wholesale	112,150	6,882,645
CVS	379,434	15,036,969
Dean Foods	33,200	849,256
Estee Lauder Cos., Cl. A	29,400	1,248,324
General Mills	84,600	4,907,646
H.J. Heinz	81,800	3,779,160
Hershey	43,278 b	2,008,532
Kellogg	68,000	3,808,000
Kimberly-Clark	108,998 b	7,658,199
Kraft Foods, Cl. A	403,924	13,939,417
Kroger	181,248	5,169,193
McCormick & Co.	33,200	1,194,204
Molson Coors Brewing, Cl. B	17,450	1,739,241
Pepsi Bottling Group	35,850	1,332,544

PepsiCo	413,891	30,321,655
Procter & Gamble	799,441	56,232,680
Reynolds American	43,800 b	2,785,242
Safeway	112,469	3,723,849
Sara Lee	185,598	3,097,631
SUPERVALU	53,851	2,100,728
SYSCO	156,250	5,560,937
Tyson Foods, Cl. A	70,500	1,258,425
UST	40,800 b	2,023,680
Wal-Mart Stores	614,929	26,841,651
Walgreen	254,600	12,027,304
Whole Foods Market	35,600 b	1,742,976
Wm. Wrigley Jr.	55,625	3,572,794
		328,373,908
Energy--11.5%		
Anadarko Petroleum	118,868	6,389,155
Apache	85,022	7,657,081
Baker Hughes	81,860 b	7,397,688
BJ Services	74,700	1,983,285
Chesapeake Energy	105,100 b	3,705,826
Chevron	546,161	51,109,746
ConocoPhillips	416,893	36,590,699
Consol Energy	46,700	2,176,220
Devon Energy	114,300	9,509,760
El Paso	179,479	3,045,759
ENSCO International	37,900 b	2,126,190
EOG Resources	62,700 b	4,535,091
Exxon Mobil	1,420,918	131,520,170
Halliburton	228,002	8,755,277
Hess	70,900	4,716,977
Marathon Oil	174,480	9,948,850
Murphy Oil	48,300 b	3,375,687
Nabors Industries	72,000 a,b	2,215,440
National Oilwell Varco	45,600 a	6,589,200
Noble	68,800	3,374,640
Occidental Petroleum	212,800	13,636,224
Peabody Energy	68,000	3,255,160
Rowan Cos.	28,300 b	1,035,214
Schlumberger	305,400	32,067,000
Smith International	51,400 b	3,669,960
Spectra Energy	161,923	3,963,875
Sunoco	30,800 b	2,180,024
Transocean	74,133 a,b	8,380,736
Valero Energy	141,900	9,532,842
Weatherford International	86,300 a	5,797,634
Williams Cos.	153,771	5,237,440
XTO Energy	98,866	6,113,873
		401,592,723
Financial--19.5%		
ACE	84,250	5,103,022
Aflac	125,192	7,140,952
Allstate	149,871	8,571,122
Ambac Financial Group	26,094 b	1,641,574
American Capital Strategies	48,100 b	2,055,313
American Express	303,073	17,993,444
American International Group	656,973	44,444,223
Ameriprise Financial	60,234	3,801,368
AON	75,050	3,362,991
Apartment Investment & Management, Cl. A	24,800 b	1,119,224
Archstone-Smith Trust	57,300 b	3,446,022
Assurant	24,700	1,321,450

AvalonBay Communities	20,400 b	2,408,424
Bank of America	1,136,765	57,145,177
Bank of New York Mellon	291,463	12,865,177
BB & T	141,400	5,711,146
Bear Stearns Cos.	29,752	3,653,843
Boston Properties	30,500	3,168,950
Capital One Financial	107,000	7,108,010
CB Richard Ellis Group, Cl. A	50,500 a	1,405,920
Charles Schwab	242,778 b	5,244,005
Chubb	100,800	5,406,912
Cincinnati Financial	44,030	1,906,939
CIT Group	48,900	1,965,780
Citigroup	1,274,390	59,475,781
CME Group	13,600	7,987,960
Comerica	39,200	2,010,176
Commerce Bancorp/NJ	49,300 b	1,911,854
Countrywide Financial	147,598 b	2,805,838
Developers Diversified Realty	31,800 b	1,776,666
Discover Financial Services	122,258	2,542,966
E*TRADE FINANCIAL	108,900 a,b	1,422,234
Equity Residential	70,950	3,005,442
Fannie Mae	249,409	15,166,561
Federated Investors, Cl. B	22,400 b	889,280
Fifth Third Bancorp	137,192 b	4,648,065
First Horizon National	32,300 b	861,118
Franklin Resources	41,600	5,304,000
Freddie Mac	166,515	9,826,050
General Growth Properties	62,900	3,372,698
Genworth Financial, Cl. A	113,400	3,484,782
Goldman Sachs Group	103,950	22,530,123
Hartford Financial Services Group	81,350	7,528,942
Host Hotels & Resorts	133,800	3,002,472
Hudson City Bancorp	136,200	2,094,756
Huntington Bancshares/OH	93,704	1,591,094
IntercontinentalExchange	17,700 a	2,688,630
Janus Capital Group	40,400 b	1,142,512
JPMorgan Chase & Co.	866,926	39,722,549
KeyCorp	99,766	3,225,435
Kimco Realty	64,600 b	2,920,566
Legg Mason	34,000	2,865,860
Lehman Brothers Holdings	135,960	8,392,811
Leucadia National	42,200 b	2,034,884
Lincoln National	69,300	4,571,721
Loews	113,850	5,504,648
M & T Bank	19,200 b	1,986,240
Marsh & McLennan Cos.	138,858	3,540,879
Marshall & Ilsley	68,300	2,989,491
MBIA	32,450 b	1,981,073
Merrill Lynch & Co.	220,831	15,740,834
MetLife	190,300	13,269,619
MGIC Investment	21,000 b	678,510
Moody's	56,800 b	2,862,720
Morgan Stanley	269,616	16,985,808
National City	162,199 b	4,069,573
Northern Trust	49,090	3,253,194
Plum Creek Timber	44,750	2,003,010
PNC Financial Services Group	87,623	5,967,126
Principal Financial Group	68,050	4,293,275
Progressive	185,528 b	3,601,098
ProLogis	65,800	4,365,830
Prudential Financial	117,550	11,470,529
Public Storage	31,900 b	2,508,935

Regions Financial	180,288	5,314,890
Safeco	26,650 b	1,631,513
Simon Property Group	57,200 b	5,720,000
SLM	105,700	5,250,119
Sovereign Bancorp	92,105 b	1,569,469
State Street	99,750	6,798,960
SunTrust Banks	89,450	6,768,682
Synovus Financial	83,850	2,351,993
T. Rowe Price Group	67,900 b	3,781,351
Torchmark	24,500	1,526,840
Travelers Cos.	168,234	8,468,900
U.S. Bancorp	442,305	14,388,182
Unum Group	92,469	2,262,716
Vornado Realty Trust	34,300 b	3,750,705
Wachovia	487,508	24,448,526
Washington Mutual	224,317	7,920,633
Wells Fargo & Co.	856,314	30,501,905
XL Capital, Cl. A	46,600	3,690,720
Zions Bancorporation	27,600	1,895,292
		683,908,602
Health Care--11.5%		
Abbott Laboratories	395,876	21,226,871
Aetna	130,964	7,107,416
Allergan	78,800	5,080,236
AmerisourceBergen	46,118	2,090,529
Amgen	278,424 a	15,750,446
Applera - Applied Biosystems Group	46,950	1,626,348
Barr Pharmaceuticals	27,500 a	1,565,025
Bausch & Lomb	14,200	908,800
Baxter International	165,150	9,294,642
Becton, Dickinson & Co.	62,400	5,119,920
Biogen Idec	73,727 a,b	4,890,312
Boston Scientific	341,763 a	4,767,594
Bristol-Myers Squibb	506,728	14,603,901
C.R. Bard	26,500	2,337,035
Cardinal Health	93,400	5,840,302
Celgene	98,100 a,b	6,995,511
CIGNA	72,513	3,864,218
Coventry Health Care	40,000 a	2,488,400
Covidien	127,417	5,287,806
Eli Lilly & Co.	252,837 b	14,394,010
Express Scripts	66,100 a	3,689,702
Forest Laboratories	81,000 a	3,020,490
Genzyme	67,550 a	4,185,398
Gilead Sciences	237,300 a	9,698,451
Hospira	40,277 a	1,669,482
Humana	43,200 a	3,018,816
IMS Health	49,950 b	1,530,468
Johnson & Johnson	741,502	48,716,681
King Pharmaceuticals	62,566 a	733,274
Laboratory Corp. of America Holdings	30,100 a,b	2,354,723
Manor Care	18,800 b	1,210,720
McKesson	75,869	4,460,339
Medco Health Solutions	69,399 a	6,272,976
Medtronic	290,573 b	16,391,223
Merck & Co.	557,566	28,820,587
Millipore	13,800 a,b	1,046,040
Mylan Laboratories	63,700	1,016,652
Patterson Cos.	35,900 a,b	1,386,099
PerkinElmer	31,068	907,496
Pfizer	1,774,611	43,353,747

Quest Diagnostics	40,000	b	2,310,800
Schering-Plough	414,851		13,121,737
St. Jude Medical	87,300	a	3,847,311
Stryker	60,800		4,180,608
Tenet Healthcare	121,400	a	407,904
Thermo Fisher Scientific	109,300	a	6,308,796
UnitedHealth Group	339,400		16,437,142
Varian Medical Systems	32,400	a	1,357,236
Waters	25,550	a	1,709,806
Watson Pharmaceuticals	26,300	a,b	852,120
WellPoint	154,700	a	12,208,924
Wyeth	344,520		15,348,366
Zimmer Holdings	60,502	a	4,900,057
			401,713,493
Industrial--11.4%			
3M	183,398		17,162,385
Allied Waste Industries	73,900	a,b	942,225
American Standard Cos.	46,500		1,656,330
Avery Dennison	27,250		1,553,795
Boeing	200,820		21,084,092
Burlington Northern Santa Fe	76,992		6,249,441
C.H. Robinson Worldwide	44,200	b	2,399,618
Caterpillar	163,730		12,841,344
Cintas	34,600		1,283,660
Cooper Industries, Cl. A	47,100	b	2,406,339
CSX	112,500		4,807,125
Cummins	26,700		3,414,663
Danaher	63,200	b	5,227,272
Deere & Co.	56,800		8,430,256
Dover	52,450		2,672,328
Eaton	37,300		3,694,192
Emerson Electric	202,880		10,797,274
Equifax	36,550		1,393,286
FedEx	79,140	b	8,289,915
Fluor	22,600	b	3,253,948
General Dynamics	103,972		8,782,515
General Electric	2,624,883		108,670,156
Goodrich	32,100		2,190,183
Honeywell International	191,724	b	11,401,826
Illinois Tool Works	107,500		6,411,300
Ingersoll-Rand, Cl. A	73,400		3,998,098
ITT Industries	46,400		3,151,952
L-3 Communications Holdings	32,302		3,299,326
Lockheed Martin	88,960		9,651,270
Masco	94,100	b	2,180,297
Monster Worldwide	33,900	a,b	1,154,634
Norfolk Southern	100,850		5,235,124
Northrop Grumman	88,004		6,864,312
Paccar	63,668		5,427,697
Pall	31,401		1,221,499
Parker Hannifin	29,775		3,329,738
Pitney Bowes	56,300		2,557,146
Precision Castparts	35,300		5,223,694
R.R. Donnelley & Sons	56,850		2,078,436
Raytheon	112,050	b	7,151,031
Robert Half International	42,000		1,254,120
Rockwell Automation	39,100		2,717,841
Rockwell Collins	42,650		3,115,156
Ryder System	15,300		749,700
Southwest Airlines	191,412		2,832,898
Terex	26,100	a	2,323,422
Tesoro	35,100		1,615,302

Textron	64,000	3,981,440
Tyco International	127,317	5,645,236
Union Pacific	68,228	7,713,858
United Parcel Service, Cl. B	268,950	20,198,145
United Technologies	254,082	20,448,519
W.W. Grainger	18,400	1,677,896
Waste Management	132,954	5,017,684
		398,830,939

Information Technology--16.0%

Adobe Systems	150,700 a	6,579,562
Advanced Micro Devices	140,900 a,b	1,859,880
Affiliated Computer Services, Cl.		
A	25,500 a	1,281,120
Agilent Technologies	98,990 a	3,650,751
Akamai Technologies	42,400 a,b	1,218,152
Altera	91,200 b	2,196,096
Analog Devices	79,700	2,881,952
Apple	222,800 a	34,208,712
Applied Materials	353,100	7,309,170
Autodesk	58,900 a	2,943,233
Automatic Data Processing	136,078	6,250,063
Avaya	117,092 a	1,985,880
BMC Software	51,500 a	1,608,345
Broadcom, Cl. A	120,187 a	4,379,614
CA	99,609 b	2,561,943
Ciena	21,985 a,b	837,189
Cisco Systems	1,560,418 a	51,665,440
Citrix Systems	46,100 a	1,858,752
Cognizant Technology Solutions,		
Cl. A	37,000 a	2,951,490
Computer Sciences	44,600 a	2,493,140
Compuware	77,600 a	622,352
Convergys	34,702 a	602,427
Corning	402,998	9,933,901
Dell	581,912 a	16,060,771
eBay	292,300 a	11,405,546
Electronic Arts	79,700 a	4,462,403
Electronic Data Systems	130,350	2,846,844
EMC/Massachusetts	537,344 a	11,176,755
Fidelity National Information		
Services	43,500	1,930,095
Fiserv	42,782 a	2,175,893
Google, Cl. A	59,200 a	33,582,384
Hewlett-Packard	660,480	32,885,299
Intel	1,496,110	38,689,405
International Business Machines	348,468 b	41,049,530
Intuit	86,800 a	2,630,040
Jabil Circuit	53,200 b	1,215,088
JDS Uniphase	54,199 a,b	810,817
Juniper Networks	131,700 a	4,821,537
KLA-Tencor	49,500 b	2,761,110
Lexmark International, Cl. A	24,250 a,b	1,007,103
Linear Technology	56,850 b	1,989,182
LSI	183,400 a,b	1,360,828
MEMC Electronic Materials	57,700 a	3,396,222
Microchip Technology	55,700 b	2,023,024
Micron Technology	193,850 a,b	2,151,735
Microsoft	2,065,596 b	60,852,458
Molex	36,775	990,351
Motorola	592,985	10,988,012
National Semiconductor	61,600	1,670,592
NCR	46,200 a	1,097,250

Network Appliance	91,200 a,b	2,454,192
Novell	89,600 a	684,544
Novellus Systems	31,700 a,b	864,142
NVIDIA	140,600 a,b	5,095,344
Oracle	1,008,592 a	21,836,017
Paychex	87,175	3,574,175
QLogic	37,600 a	505,720
QUALCOMM	428,900	18,125,314
SanDisk	58,400 a	3,217,840
Solectron	234,100 a,b	912,990
Sun Microsystems	906,284 a	5,084,253
Symantec	230,379 a	4,464,745
Tektronix	19,500	540,930
Tellabs	112,300 a	1,069,096
Teradyne	48,600 a	670,680
Texas Instruments	366,148	13,397,355
Tyco Electronics	127,417	4,514,384
Unisys	89,700 a	593,814
VeriSign	62,500 a,b	2,108,750
Western Union	197,940	4,150,802
Xerox	239,766 a	4,157,542
Xilinx	75,800 b	1,981,412
Yahoo!	345,176 a	9,264,524
		557,178,003
Materials--3.2%		
Air Products & Chemicals	55,350	5,411,016
Alcoa	226,456	8,858,959
Allegheny Technologies	26,236	2,884,648
Ashland	14,300	861,003
Ball	26,200	1,408,250
Bemis	26,800	780,148
Dow Chemical	243,352	10,478,737
E.I. du Pont de Nemours & Co.	235,850	11,688,726
Eastman Chemical	21,500	1,434,695
Ecolab	44,600	2,105,120
Freeport-McMoRan Copper & Gold	97,782 b	10,256,354
Hercules	29,700 b	624,294
International Flavors & Fragrances	22,900 b	1,210,494
International Paper	110,020	3,946,417
MeadWestvaco	47,039	1,389,062
Monsanto	139,726	11,980,107
Newmont Mining	115,654	5,173,203
Nucor	73,800	4,388,886
Pactiv	33,450 a	958,677
PPG Industries	42,033	3,175,593
Praxair	81,900 b	6,859,944
Rohm & Haas	35,141	1,956,299
Sealed Air	41,346	1,056,804
Sigma-Aldrich	33,600	1,637,664
Temple-Inland	27,100	1,426,273
United States Steel	30,300	3,209,982
Vulcan Materials	24,500 b	2,184,175
Weyerhaeuser	55,300	3,998,190
		111,343,720
Telecommunication Services--3.7%		
Alltel	89,800	6,257,264
AT & T	1,562,430	66,106,413
CenturyTel	28,700	1,326,514
Citizens Communications	87,200 b	1,248,704
Embarq	39,108	2,174,405
Qwest Communications International	409,262 a,b	3,748,840
Sprint Nextel	729,261 b	13,855,959

Verizon Communications	743,613	32,927,184
Windstream	122,328 b	1,727,271
		129,372,554
Utilities--3.4%		
AES	171,300 a	3,432,852
Allegheny Energy	42,500 a	2,221,050
Ameren	53,200 b	2,793,000
American Electric Power	102,250	4,711,680
CenterPoint Energy	82,246 b	1,318,403
CMS Energy	57,500 b	967,150
Consolidated Edison	69,400 b	3,213,220
Constellation Energy Group	46,250	3,967,788
Dominion Resources/VA	74,592 b	6,288,106
DTE Energy	43,750 b	2,119,250
Duke Energy	322,847	6,034,010
Dynergy, Cl. A	126,928 a	1,172,815
Edison International	83,500	4,630,075
Entergy	50,150 b	5,430,744
Exelon	172,750 b	13,018,440
FirstEnergy	78,133 b	4,948,944
FPL Group	104,200	6,343,696
Integrys Energy	19,429 b	995,348
Nicor	11,600 b	497,640
NiSource	70,253	1,344,642
PG & E	90,550 b	4,328,290
Pinnacle West Capital	25,700 b	1,015,407
PPL	98,100	4,542,030
Progress Energy	66,285 b	3,105,452
Public Service Enterprise Group	65,150	5,732,549
Questar	44,200	2,321,826
Sempra Energy	67,595 b	3,928,621
Southern	193,810	7,031,427
TECO Energy	53,900 b	885,577
TXU	118,160	8,090,415
Xcel Energy	107,595 b	2,317,596
		118,748,043
Total Common Stocks		
(cost $1,946,077,363)		**3,449,550,454**

	Principal Amount ($)	Value ($)
Short-Term Investments--.1%		
U.S. Treasury Bills		
3.34%, 11/15/07	1,750,000	1,742,300
3.94%, 12/13/07	750,000 c	744,465
Total Short-Term Investments		
(cost $2,486,702)		**2,486,765**

	Shares	Value ($)
Other Investment--1.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $42,626,000)	42,626,000 d	**42,626,000**

Investment of Cash Collateral for		
Securities Loaned--8.2%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $284,952,837)	284,952,837 d	**284,952,837**
Total Investments (cost $2,276,142,902)	**108.2%**	**3,779,616,056**
Liabilities, Less Cash and Receivables	**(8.2%)**	**(286,782,141)**
Net Assets	**100.0%**	**3,492,833,915**

a   Non-income producing security.
b   All or a portion of these securities are on loan. At September 30, 2007, the total market value of the fund's securities on loan is $274,472,497 and the total market value of the collateral held by the fund is $284,952,837.
c   All or partially held by a broker as collateral for open financial futures positions.
d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
September 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 9/30/2007 ($)
Financial Futures Long				
Standard & Poor's 500	128	49,219,200	December 2007	**132,860**